FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 5, 2011

BAYTEX ENERGY CORP. TO PRESENT AT THE RAYMOND JAMES CANADIAN ENERGY CONFERENCE

CALGARY, ALBERTA (May 5, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Brian Ector, Director, Investor Relations, will be presenting at the Raymond James Canadian Energy Conference on Monday, May 16, 2011 at 8:30am EDT (6:30am MDT) in New York, New York.  Presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for 30 days following the presentation:

http://wsw.com/webcast/rj66/bte/

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer                                                                         Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                                 Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                    Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca